G. BRAD BECKSTEAD
Certified Public Accountant

330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984
702.362.0540 (fax)

CONSENT OF INDEPENDENT AUDITOR

November 26, 2001

To Whom It May Concern:

I have issued my audit report dated March 30, 2001, accompanying the financial statements of TheAmericanWest.com, Inc. for the years ended December 31, 2000 and 1999. I hereby consent to the incorporation by reference of said report in the Registration Statement of TheAmercianWest.com, Inc. on Form 10-SBA/2 (File No. 0-32865), filed October 11, 2001.

Signed,

\S\ G. Brad Beckstead
G. Brad Beckstead, CPA